Exhibit 99.5

QIAGEN to Present at SG Cowen 23rd Annual Health Care Conference

(Due to the travel guidelines and restrictions at QIAGEN we have had to cancel our presence in

Boston at the SG Cowen conference.)

Venlo, The Netherlands, March 12, 2003 - QIAGEN N.V. (NASDAQ: QGENF, Neuer Markt: QIA) today announced that it will present at SG Cowen’s 23rd Annual Health Care Conference at 10:15 a.m. EST on Wednesday, March 19, 2003. The conference is being held at The Boston Marriott Copley Place, Boston, MA, United States.

Peer M. Schatz, QIAGEN’s Chief Financial Officer, will provide an overview of the Company, discuss fourth quarter and fiscal 2002 as well as recent developments and outline future opportunities. QIAGEN’s presentation will be webcasted live for investors and available for replay for a period of 90 days following the conference. The presentation can be accessed in the Investor Relations section at http://www.qiagen.com.

QIAGEN N.V., a Netherlands holding company with subsidiaries in Germany, the United States, Japan, the United Kingdom, Switzerland, France, Italy, Australia, Norway, Austria and Canada, believes it is the world’s leading provider of innovative enabling technologies and products for the separation, purification and handling of nucleic acids. The Company has developed a comprehensive portfolio of more than 320 proprietary, consumable products for nucleic acid separation, purification and handling, nucleic acid amplification, as well as automated instrumentation, synthetic nucleic acid products and related services. QIAGEN’s products are sold in more than 42 countries throughout the world to academic research markets and to leading pharmaceutical and biotechnology companies. In addition, the Company is positioning its products for sale into developing commercial markets, including DNA sequencing and genomics, nucleic acid-based molecular diagnostics, and genetic vaccination and gene therapy. QIAGEN employs approximately 1,600 people worldwide. Further information on QIAGEN can be found at http://www.qiagen.com.

Certain of the statements contained in this news release may be considered forward-looking statements within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, and Section 21E of the U.S. Securities Exchange Act of 1934, as amended. To the extent that any of the statements contained herein relating to QIAGEN’s products and markets and operating results are forward-looking, such statements are based on current expectations that involve a number of uncertainties and risks. Such uncertainties and risks include, but are not limited to, risks associated with management of growth and international operations (including the effects of currency fluctuations), variability of operating results, the commercial development of the DNA sequencing, genomics and synthetic nucleic acid-related markets, nucleic acid-based molecular diagnostics market, and genetic vaccination and gene therapy markets, competition, rapid or unexpected changes in technologies, fluctuations in demand for QIAGEN’s products (including seasonal fluctuations), difficulties in successfully adapting QIAGEN’s products to integrated solutions and producing such products, the ability of each of QIAGEN to identify and develop new products and to differentiate its products from competitors, and the integration of acquisitions of technologies and businesses. For further information, refer to the discussion in reports that QIAGEN has filed with the U.S. Securities and Exchange Commission (SEC).

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Contacts:

Peer M. Schatz

Chief Financial Officer

QIAGEN N.V.

+49 2103 2911 702

e-mail: peer.schatz@QIAGEN.com

Dr. Solveigh Mähler

Manager Investor Relations

QIAGEN N.V.

+49 2103 2911 710

e-mail: solveigh.maehler@QIAGEN.com